October 18, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549-3720

Attention:      Li Xiao

            Jeanne Baker

            Alan Campbell

            Celeste Murphy

Re:	Ventyx Biosciences, Inc. (the “Registrant”)
Registration Statement on Form S-1 (File No. 333-259891)

Request for Acceleration

Acceleration Request

Requested Date: October 20, 2021

Requested Time: 4:00 PM ET

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ventyx Biosciences, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-259891) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Martin Waters at (858) 350-2308 or Robert Wernli at (858) 350-2273.

The Company understands that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statements.

[Signature page follows]

Securities and Exchange Commission

October 18, 2021

Sincerely,

VENTYX BIOSCIENCES, INC.

/s/ Raju Mohan
Raju Mohan
Chief Executive Officer

Enclosures

cc:    Christopher Krueger, Ventyx Biosciences, Inc.

Martin Auster, Ventyx Biosciences, Inc.

Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.

Robert L Wernli, Jr., Wilson Sonsini Goodrich & Rosati, P.C.

Charles S. Kim, Cooley LLP

Kristin Vanderpas, Cooley LLP

Dave Peinsipp, Cooley LLP